[MIC Letterhead]

January 6, 2017

Via Edgar

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:	Macquarie Infrastructure Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 23, 2016
Response Dated November 1, 2016
File No. 001-32384

Dear Mr. Horowitz:

Set forth below are our responses to the comments on the above-referenced document contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2016. For your convenience, the comments provided by the Staff have been included in this letter preceding our responses. References within the response to “we,” “us,” “our” and the “Company” herein refer to Macquarie Infrastructure Corporation.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 53

1.	We have considered your response to prior comment 1 wherein you state your belief that, because gross profit is not a figure that measures income, it is acceptable to exclude both depreciation and amortization of intangibles to arrive at gross profit. Consistent with our prior comment, your presentation of gross profit should be revised as we are not in a position to agree with your viewpoint regarding SAB Topic 11B.

Response:

We acknowledge the Staff’s comment and, in future filings, we will revise our disclosure to remove gross profit from Selected Financial Data and from the tables of operating results in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Due to the nature of our products and services, revenues in our businesses are significantly impacted by fluctuations in energy costs, which also significantly impact related costs of product sales and services. We believe that investors are interested in, and it is appropriate to provide, disclosure of revenue less direct expenses, which is effectively the “top line” to which we manage our businesses. Therefore, in future filings, we expect to disclose a non-GAAP financial measure that will represent revenue less cost of services and cost of product sales, excluding depreciation and amortization. When disclosing this non-GAAP measure, we will comply with all applicable requirements and Commission guidance, including by providing a reconciliation to the most directly comparable GAAP measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding non-cash items and Free Cash Flow, page 62

2.	We note from your response to prior comment 2 that you will add explanatory disclosure to state that the adjustment labeled “Other non-cash expense (income), net” includes “non-cash adjustments related to pension expense” and that the “non-cash pension expense primarily consists of non-cash interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses.” You further propose to state that “Any cash contribution to pension plans are not included in this non-cash adjustment, but rather are reflected as a reduction to Free Cash Flow.” In prior comment 2, we noted that this non-GAAP adjustment should not be described as “non-cash” because pension obligations ultimately settle in cash. Revise the labeling of this adjustment and your description so that this portion of the adjustment to pension expense is not identified as “non-cash.”

Response:

We acknowledge the Staff’s comment and, in future filings, we will revise the labeling of this adjustment and the description so that the portion of the adjustment related to pension expense is not identified as “non-cash”. In future filings, we will revise the disclosure to include the following description of this adjustment:

“Other expense (income), net, includes non-cash adjustments related to amortization of tolling liabilities, unrealized gains (losses) on commodity hedges and any non-cash gains (losses) on disposal of assets. Other expenses (income), net, also includes adjustments related to pension expense. Pension expense primarily consists of interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses. Any cash contributions to pension plans are not included in this adjustment, but rather are reflected as a reduction to Free Cash Flow, as noted above” (in our definition of Free Cash Flow).

*    *    *    *    *

If we can facilitate the Staff’s review, or if the Staff has any questions, please telephone me at (212) 231-1799. Thank you for your time and consideration.

Sincerely,
/s/ Liam Stewart
Liam Stewart
Chief Financial Officer

cc:	James Hooke, Chief Executive Officer
Michael Kernan, General Counsel and Corporate Secretary